SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31597; File No. 812-14360]

The MainStay Funds, et al.; Notice of Application

May 11, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Wholly-Owned Subadvisers (as defined below)

and Non-Affiliated Subadvisers (as defined below) without shareholder approval and would grant

relief from certain disclosure requirements. The requested order would supersede a prior order

that granted relief solely with respect to Non-Affiliated Subadvisers.[1]

Applicants: The MainStay Funds, MainStay Funds Trust and MainStay VP Funds Trust (each, a

"Trust") and New York Life Investment Management LLC (the "Adviser" or "New York Life

Investments").

Filing Dates: The application was filed on September 19, 2014, and amended on February 3, 2015,

and April 3, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 5, 2015, and should

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[1] The MainStay Funds, et al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order).

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o J. Kevin Gao, Esq., New York Life Investment Management LLC, 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

For Further Information Contact: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	Each Trust is registered with the Commission as an open-end management investment company under the Act. Each of MainStay Funds Trust and MainStay VP Funds Trust is organized as a Delaware statutory trust, and The MainStay Funds is organized as a Massachusetts business trust. Each Trust may offer one or more series of shares (each a "Fund," and collectively the "Funds"), each with its own distinct investment objectives, policies and restrictions. Shares of MainStay VP Funds Trust will be offered and sold through insurance company accounts, which are used to fund variable annuity contracts. The Adviser is a Delaware limited liability company registered with the Commission as an investment adviser under the

Investment Advisers Act of 1940 (the "Advisers Act"), and serves as investment adviser to the

Funds.

2.   Applicants request an order to permit the Adviser,[2] subject to the approval of the

board of trustees of the applicable Trust (each a "Board"),[3] including a majority of the trustees

who are not "interested persons" of the Trusts or the Adviser, as defined in section 2(a)(19) of

the Act (the "Independent Trustees"), to, without obtaining shareholder[4] approval: (i) select

certain wholly-owned and non-affiliated investment Subadvisers[5] to manage all or a portion of

the assets of one or more of the Funds pursuant to an investment subadvisory agreement with

each Subadviser (each a "Subadvisory Agreement" and collectively, the "Subadvisory

Agreements"); and (ii) materially amend Subadvisory Agreements with the Subadvisers.[6]

Applicants request that the relief apply to the named applicants, as well as to any future Fund and

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[2] The term "Adviser" includes (1) New York Life Investments and (ii) any entity controlling, controlled by or under common control with, New York Life Investments or its successors. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of a Trust.

[4] The term "shareholder" includes variable contract owners and insurance companies entitled to give voting instructions with respect to a Fund. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Fund shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Fund shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term "payee" shall include an individual entitled to the receipt of payment under a variable annuity contract.

[5] A "Subadviser" for a Fund is a Subadviser that is (i) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser, or (ii) a sister company of the Adviser that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii) a "Wholly-Owned Subadviser" and collectively, the "Wholly-Owned Subadvisers"), or (iii) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Funds, the applicable Trust, or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds (each a "Non-Affiliated Subadviser" and collectively, the "Non-Affiliated Subadvisers").

[6] Shareholder approval will continue to be required for any other subadviser changes and material amendments to an existing subadvisory agreement with any subadviser other than a Non-Affiliated Subadviser or a Wholly-Owned Subadviser (all such changes referred to herein as "Ineligible Subadviser Changes"), except as otherwise permitted by rule.

any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or its successors; (ii) uses the multi-manager structure described in the application; and (iii) complies with the terms and conditions set forth in the application (each, a "Subadvised Fund").[7] The requested relief will not extend to any subadviser, other than a Wholly-Owned Subadviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Funds or of the Adviser, other than by reason of serving as a subadviser to one or more of the Subadvised Funds ("Affiliated Subadviser").

3.   New York Life Investments serves as the investment adviser to each Fund pursuant to an investment advisory agreement with the applicable Trust (each an "Investment Advisory Agreement" and together the "Investment Advisory Agreements"). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. Each Investment Advisory Agreement has been or will be approved by the applicable Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Advisory Agreements comply or will comply with section 15(a) of the Act.

4.   Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the applicable Board, has agreed or will agree to provide a continuous investment program for each Fund and determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash. The Adviser will periodically review each Fund's investment policies

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[7] All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Subadviser.

and strategies and, based on the need of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board. For its services to each Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. Consistent with the terms of each Subadvised Fund's Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to a Subadviser. The Adviser continues to have overall responsibility for the management and investment of the assets of each Subadvised Fund. These responsibilities include recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Fund's assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time.

5. Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into Subadvisory Agreements with various Subadvisers on behalf of the Funds. The Adviser has entered into a Subadvisory Agreement with the following Subadvisers: Candriam Belgium S.A., Cornerstone Capital Management Holdings LLC; Cushing® Asset Management, LP; Eagle Asset Management, Inc.; Epoch Investments Partners, Inc.; Institutional Capital LLC; Janus Capital Management LLC; MacKay Shields LLC; Marketfield Asset Management LLC; Markston International LLC; Massachusetts Financial Services Company; NYL Investors LLC; Pacific Investment Management Company LLC; T. Rowe Price Associates, Inc.; Van Eck Associates Corporation; and Winslow Capital Management LLC. The Adviser also may, in the future, enter into Subadvisory Agreements with other Subadvisers on behalf of the Funds. The Subadvisory Agreements were or will be approved by the applicable Board, including a majority

of the Independent Trustees, and the shareholders of the Subadvised Fund in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. In addition, the terms of the Subadvisory Agreements comply or will comply fully with the requirements of section 15(a) of the Act. The Subadvisers, subject to the oversight of the Adviser and the applicable Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund's portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Adviser will compensate the Subadvisers out of the fee received by the Adviser from the applicable Subadvised Fund under the applicable Investment Advisory Agreement.

6.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[8] and (b) a Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants state

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[8] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure, as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants also state that the applicable Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Subadvisory Agreements.

7.   Applicants also request an order under section 6(c) of the Act exempting the Subadvised Funds from certain disclosure obligations that may require each Subadvised Fund to disclose fees paid by the Adviser to each Subadviser. Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund's net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; (b) the aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Affiliated Subadviser (collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit a Subadvised Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the applicable Board, to select a Subadviser who is in the best position to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser – the selection, supervision and evaluation of the Subadviser – without incurring unnecessary delays or expenses is appropriate and in the interest of a Subadvised Fund's shareholders and will allow such Subadvised Fund to operate more efficiently. Applicants state that each Investment Advisory Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the relevant Board, including a majority of the Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Advisory Agreements.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Subadvisers does not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what a Subadvised Fund's fees and expenses are and will be

able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts if the Adviser is not required to disclose the Subadvisers' fees to the public. Applicants assert that the relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

8. Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of a Subadvised Fund in the manner described in the application must be approved by shareholders of the Subadvised Fund before that Subadvised Fund may rely on the requested order. In addition, applicants state that any conflict of interest or economic incentive that may exist in connection with the Adviser selecting a Wholly-Owned Subadviser to manage all or a portion of the assets of a Subadvised Fund are addressed under the terms and conditions of the application and will be disclosed to shareholders and considered by the applicable Board when it reviews the selection or termination of Subadvisers. Applicants also assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested in the application, the operation of the Subadvised Fund in the manner described in the application, including the hiring of Wholly-Owned Subadvisers, will be, or has been, approved by a majority of the Subadvised Fund's outstanding voting securities (or if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by variable contract owners with to whom units of the sub-account are credited), as defined in the Act, or, in the case of a Subadvised Fund whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public (or the variable contract owners through a separate account).

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and subject to review and approval of the applicable Board, will (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor and

evaluate the Subadvisers' performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

4.   A Subadvised Fund will not make any Ineligible Subadviser Changes without the approval of the shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the applicable Subadvised Fund.

5.   Subadvised Funds will inform shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the applicable Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.   The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9. Whenever a Subadviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser or a Wholly-Owned Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-Owned Subadviser derives an inappropriate advantage.

11. No Trustee or officer of a Subadvised Fund, or director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser except for (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that controls, is controlled by or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event that the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

14.   Any new Subadvisory Agreement or any amendment to a Subadvised Fund's existing investment advisory agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund's shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett

Deputy Secretary